Exhibit 99.1

1 What is the safety profile of Intratympanic Injections? • Common procedure in ENT offices • Procedure is generally considered safe and routine ; Some old literature suggests increased risk of TM perforation • Commonly used for local, off - label administration of corticosteroids or gentamicin • Until recently, no drug approved for this route of administration • Limited data on safety available especially when repeat administrations are performed

2 Safety Data Collected in TACTT2 Trial • Efficacy and Safety of AM - 101 in the T reatment of Ac ute Peripheral T inni t us 2 ( TACTT2) • AM - 101 is a small molecule NMDA receptor antagonist formulated in hyaluronic acid and delivered via an intratympanic injection • Systematic collection of safety data on repeated intratympanic injections • Approximately 1,000 intratympanic injection procedures • >60 secondary and tertiary sites in six countries • US, Canada, Czech Republic, South Korea, Turkey, Israel • Enrollment phase between March 2014 and March 2016

3 TACTT2 Trial Design Overview • Acute peripheral tinnitus following traumatic cochlear insult (acute noise trauma, barotrauma, surgery trauma) or otitis media • Up to 3 months from onset • Documented tinnitus history

4 Assessed for eligibility (n=478) Withdrawal by subject (n=9) Lost to follow - up (n=5) Other reasons (n=2) Withdrawal due to AE (n=1) Allocated to AM - 101 (n=204) Received AM - 101 (n=201) / Safety analysis Allocation Analysis Follow - Up Enrollment Excluded (n=135) Randomized (n=343) Patient Enrollment Valid for efficacy analysis (n=196 ) Per protocol analysis (n=167 ) Withdrawal by subject (n=6) Lost to follow - up (n=1) Other reasons (n=2) Withdrawal due to AE (n=1) Allocated to placebo (n=139) Received placebo (n=135) / Safety analysis Valid for efficacy analysis (n=130) Per protocol analysis (n=111 ) 4

5 Safety Population AM - 101 (n=201) Placebo (n=135) Total (n=336) Age (mean) 43.4 44.2 43.7 Age (range) 18 to 74 20 to 73 18 to 74 Time from tinnitus onset (mean in days) 64.8 64.6 64.7 Average hearing threshold (4, 6 and 8 kHz) 27.4 28.7 28.0 Tinnitus treatment laterality Unilateral 119 76 195 Bilateral 82 59 141 Demographics and Baseline Characteristics 5

6 Safety Endpoints • Primary: Average hearing deterioration of ≥15 dB from baseline to Day 35 in two contiguous frequencies • 15 dB considered as clinically relevant • Permanent threshold shift from intervention, if any, expected to show at Day 35 • Secondary: • Clinically relevant hearing deterioration from baseline to Day 10 and Day 84 • Difference in occurrence of clinically relevant hearing deterioration from baseline to all post - baseline visits between treated and untreated contralateral ear (unilaterally treated patients only) • Adverse events • Exploratory: • Hematology and biochemistry • Vital signs

Injection Procedure (Safety Population) 7 0% 20% 40% 60% 80% 100% Posterior- inferior Anterior- inferior Superior quadrants Mixed quadrants Quadrant for Injection AM-101 Placebo 83.0% 0.3% 11.3% 5.4% Treatment approach Tympanopuncture Tympanostomy tube Tympanotomy Different techniques used 0% 5% 10% 15% 20% 25% 30% 35% 40% EMLA Lidocaine Xylocaine Others Mixed used Local Anesthetic Use AM-101 Placebo

Clinically Relevant Hearing Deterioration 0% 5% 10% 15% 20% Day 10 Day 35 Day 84 Air Conduction AM-101 Placebo P=0.82 P=0.22 0% 5% 10% 15% 20% Day 10 Day 35 Day 84 Bone conduction AM-101 Placebo P=0.55 P=1.00 P=0.33 % of Patients with Hearing Deterioration • No difference between treated and untreated ear in unilateral cases, except for placebo at Day 10 • Essentially no change from baseline to Day 84 at average of 4, 6 and 8 kHz: • +0.56 dB for AM - 101 and +0.23 dB for placebo P=0.18 8

• All drug - related AEs were mild to moderate • Procedure - related AEs were predominantly transient and mild to moderate • All SAEs were isolated cases and not related to study drug or procedure • Low rate of procedure - related infections • AEs leading to withdrawal: – AM - 101: Subjective worsening of hearing (procedure related) – Placebo: Blockage and discomfort (drug related) Adverse Events 9 Number of Patients n(%) AM - 101 (n=201) Placebo (n=135) Total (n=336) Any AEs 97 (48.3%) 50 (37.0%) 147 (43.8%) TEAEs 90 (44.8%) 46 (34.1%) 136 (40.5%) Drug - related AEs 14 (7.0%) 6 (4.4%) 20 (6.0%) Procedure - related AEs 34 (16.9%) 22 (16.3%) 56 (16.7%) SAEs 5 (2.5%) 1 (0.7%) 6 (1.8%) AEs leading to withdrawal 1 (0.5%) 1 (0.7%) 2 (0.6%) AEs leading to death 0 0 0

Tympanic Membrane Closure • Rapid closure of tympanic membrane perforation following injection • Data confirmed results from previous Phase 2 trial Closure observed at follow - up visit on: AM - 101 Placebo Day 10 91.7% 93.1% Day 35 99.0% 99.2% Day 84 100.0% 100.0% 10

Summary of TACTT2 Safety Results • AM - 101 and intratympanic injection procedure were well tolerated • Over course of ~1 ,000 injections, no drug or procedure - related SAEs observed • Comparable drug - and procedure - related AE rate between AM - 101 and placebo • Low occurence of transient procedure - related effects • Closure of tympanic membrane within one week in almost all patients • Primary safety endpoint at Day 35 achieved • Occurrence of clinically relevant hearing deterioration low and not different between treatment groups • Normal variation since no difference to untreated contralateral ear • Repeated intratympanic injections with AM - 101 over 3 - 5 day period are safe and well tolerated 11

12 Acknowledgements The authors would like to thank all investigators, study staff and patients who participated in the TACTT2 trial